Exhibit 99.1

The Chopra Foundation and MindMed Enter Into Letter of Intent to Partner on the Future of Psychedelic Medicines & Mental Wellbeing

New York, NY – May 18, 2021 – Mind Medicine (MindMed) Inc. (NASDAQ: MNMD, NEO: MMED, DE: MMQ) (“MindMed” or the “Company”), a leading clinical stage psychedelic medicine company, today announced it has entered into a letter of intent to partner with The Chopra Foundation to educate and build public awareness around the use of psychedelic medicines to treat mental illness, remove outdated stigmas, and ultimately research mental wellbeing approaches that can be used in psychedelic related psychotherapy.

The two organizations plan to design and conduct research together surrounding altered states of consciousness, psychedelic psychotherapy, and their overall impact on mental wellbeing. Beyond psychedelics, as part of this research, MindMed intends to explore ways for therapists to integrate evidence-based digital therapeutics and digital measurement technology into their routine practice. In addition, MindMed and the Chopra Foundation plan to advance research that targets understanding the role that the mind-body connection, metabolic health, psychedelics, and deeper understandings of consciousness can play into maintenance of overall wellbeing and mental health.

“Deepak is a thought leader on consciousness, integrative medicine, and wellness. We hope that this letter of intent will allow The Chopra Foundation and MindMed to pioneer new modalities that go beyond the treatment of mental illness to also focus on our overall well being, both mental and physical” said J.R. Rahn, CEO and Co-founder of MindMed. “Ultimately, we believe psychedelics can act as catalysts in a person’s journey toward their best health, but it is also important that we come to deeply understand consciousness and altered states of consciousness as we advance the growing field of psychedelic medicine through rigorous research.”

May, as Mental Health Awareness month, is also a time to remember that there has not been a transformative breakthrough in mental healthcare in the United States in decades. America is facing a mental health crisis and is in dire need of innovative treatment solutions. One in five American adults endure the pain of mental illness each year, while less than half of those in need receive treatment. MindMed is aiming to solve the broad problems of anxiety, depression, substance use disorders, and pain syndromes through the careful study and clinical application of psychedelic medicines and digital therapeutics.

“The Chopra Foundation is dedicated to improving the health and well-being of humanity. Mental illness and psychedelics for far too long have been associated with unnecessary stigmas. It’s time we shift our thinking and change the conversation in order to positively address the needs of mental health and wellbeing.” stated Dr. Deepak Chopra, founder of The Chopra Foundation.

Chopra and Rahn will also be speaking together on the role of psychedelic medicines in treating mental health and wellbeing at the Never Alone Summit on Friday, May 21st.

About The Chopra Foundation

The Chopra Foundation is a 501 (c) (3) organization (#36-4793898) dedicated to improving health and well-being, cultivating spiritual knowledge, expanding consciousness, and promoting world peace to all members of the human family. For more information, go to www.choprafoundation.org.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including Psilocybin, LSD, MDMA, DMT and an Ibogaine derivative, 18-MC.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include statements regarding the letter of intent, the intention to educate and build public awareness around the use of psychedelic medicines, the plan to design and conduct research, the intention to explore integration of digital therapeutics and digital biomarkers, plan to advance research, and the Company's intended future business plans and operations, including the development of psychedelic inspired medicines and experiential therapies. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including the letter of intent is non-binding and there is a risk that the Company will not be able to negotiate a definitive agreement with The Chopra Foundation; risk associated with early-stage research programs; history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com